Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Breakwater Beverage Inc.
98 Avenue A
Conroe, TX 77301
https://drinkcoral.com/

Up to $1,234,999.60 in Common Stock at $1.78
Minimum Target Amount: $9,998.26

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Breakwater Beverage Inc.
Address: 98 Avenue A , Conroe, TX 77301
State of Incorporation: DE
Date Incorporated: April 23, 2023

Terms:

Equity

Offering Minimum: $9,998.26 | 5,617 shares of Common Stock
Offering Maximum: $1,234,999.60 | 693,820 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.78
Minimum Investment Amount (per investor): $199.36

*Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Tier 1- $250

Exclusive Coral Founders Hat

Exclusive Coral Sticker

Metal Founders Card "Lifetime Status" 25% off all Merchandise. All Merchandise proceeds go to various Ocean conservation organizations.

Tier 2- $500

1 Exclusive Coral Founders Hat

1 Exclusive Coral Sticker

2 Exclusive Coral Founders Tumblers

Metal Founders Card "Lifetime Status" 25% off all Merchandise. All Merchandise proceeds go to various Ocean conservation organizations.

Tier 3 - $1000

5% Bonus Shares

2 Exclusive Coral Founders Hat

2 Exclusive Coral Sticker

2 Exclusive Coral Founders Tumblers

Metal Founders Card "Lifetime Status" 25% off all Merchandise. All Merchandise proceeds go to various Ocean conservation organizations.

Tier 4 - $5000

8% Bonus Shares

2 Exclusive Coral Founders Hats

2 Exclusive Coral Stickers

4 Exclusive Coral Founders Tumblers

1 Exclusive Coral Canvas Backpack

Receive our 12 pack Can Variety and 12 pack Variety Coral Cruisers

Metal Founders Card "Lifetime Status" 25% off all Merchandise. All Merchandise proceeds go to various Ocean conservation organizations.

Tier 5 - $10,000

10% Bonus Shares

2 Exclusive Coral Founders Hats

2 Exclusive Coral Stickers

4 Exclusive Coral Founders Tumblers

1 Exclusive Coral Canvas Backpack

Receive a Case of Coral Variety Pack and Case of Coral Cruisers

Metal Founders Card "Lifetime Status" 25% off all Merchandise. All Merchandise proceeds go to various Ocean conservation organizations.

Tier 6 - $25,000

12% bonus shares

2 Exclusive Coral Founders Hat

2 Exclusive Coral Sticker

4 Exclusive Coral Founders Tumblers

1 Exclusive Coral Canvas Backpack

Receive a Case of Coral Variety Pack and Case of Coral Cruisers

Metal Founders Card "Lifetime Status" 25% off all Merchandise. All Merchandise proceeds go to various Ocean conservation organizations

Tier 7 - $50,000

15% bonus shares

2 Exclusive Coral Founders Hat

2 Exclusive Coral Sticker

4 Exclusive Coral Founders Tumblers

1 Exclusive Coral Canvas Backpack

Receive a Case of Coral Chilton, a case of Coral Variety Pack and Case of Coral Cruisers

Private invitation: Private tasting and developing of our newest flavors. Will be involved from formulation to designing with our marketing partner Tilted Chair.

Metal Founders Card "Lifetime Status" 25% off all Merchandise. All Merchandise proceeds go to various Ocean conservation organizations

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Please be advised that some of the perks and incentives listed above may not be available to certain investors due to state-specific rules and regulations related to alcohol distribution and consumption. The availability of these benefits may vary based on your location and the legal restrictions governing such activities. We recommend that you carefully review your local laws and regulations before considering any investment in relation to the mentioned tiers and associated incentives.

The 10% StartEngine Owners' Bonus

Coral Spirits will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 110 shares of Common Stock at $1.78 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $178. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Breakwater Beverage Inc. ("Coral" "Coral Spirits" or the "Company") made its debut in the Central Texas market in February 2021 as a vodka seltzer, initially employing a small-scale distribution model. We strategically collaborated with independent package stores, bars, and restaurants, focusing on promoting our lightly carbonated beverages to the service industry. Our unique flavor lineup generated excitement, providing consumers with a refreshing alternative in the heavily saturated seltzer category.

An important turning point for us was the discovery of an alternative alcohol base utilizing 100% Blue agave. This allowed us to expand our distribution model to cover all outlets across Texas. In December 2021, we partnered with AB Distribution houses in San Antonio, New Braunfels, and Austin. Our authorization into HEB followed in February 2022, resulting in two of our SKUs being mandated in the cold box at approximately 200 locations across Texas. As a result of this mandate, we became available statewide, and we also established partnerships with AB distribution in the RGV (Rio Grande Valley) and Favorite Brands for the rest of the state.

We are pleased to announce that we now manufacture our products in Denton, TX, just outside of Dallas. In our current state of business, our primary focus is on expanding to additional retailers and increasing sales with our distributors throughout the state. Notably, in October 2022, we successfully added all Target locations in San Antonio to our distribution network, and in December 2022, we achieved the same with all Quik Trips in San Antonio.

With growing awareness of our brand, Krogers has recently authorized us in the Houston territory. In the first 60 days of 2023, we have already secured approximately 30 locations in this region. As we continue to expand our presence and reach, we are optimistic about the promising future ahead for Coral Cocktails.

Company History & Structure

Cavallo Group was founded in February 2020. When founding this entity, it was for the sole purpose of being an investment portal. It stays the same to this day and remains the Holding Company for our other entities. All investments raised through Cavallo Group are directly related to the Coral brand.

Coral Spirits LLC was founded in April 2020. Originally, that was the entity responsible for all manufacturing and creation of the said brand Coral. Throughout the long and arduous journey in 2020, we came to a crossroads with the brand. Once we produced, our COGS were higher than expected, due to delays and equipment repairs. So our sell price was a bit too high and we couldn't warrant selling the product directly to a distributor, which would take a margin and drive the price even higher. Because of Federal and State alcohol laws, that still date back to prohibition, we had to find an alternative.

That alternative was to transform Coral Spirits LLC from a manufacturing brand into a distribution company. This is because there are three (3) different tiers allowed in the sale of alcohol. The manufacturer (Brand), the distributor, and the retailer, with no one tier allowing to interfere with the other. This is stated above regarding prohibition laws.

Coral Spirits became the entity that ran the distribution owned at the time and still is owned 100% by Cavallo Group. We then made a reputation in the industry. This caught the attention of the 3rd largest Anheuser Busch distributors in America. They wanted to sign Coral into their portfolio of brands they distribute. Since all the licenses and records for Coral Spirits were for a wholesaler permit, Breakwater Beverage was formed at the time by my family. All trademarks, patents, formulas, and imagery were sold to Breakwater Beverage for $1 from Coral Spirits. During that time Coral Spirits continued to sell through the remaining product in October 2021.

Once complete, we disbanded the need for Coral Spirits LLC and transitioned to Breakwater Beverage, now the owner of the Coral brand. That is why you will see Breakwater Beverage was relinquished to Cavallo Group. We started operations of Breakwater in November 2021. Since that time, it is 100% owned by the said holding company, Cavallo Group. Breakwater Beverage still controls all assets, patents, trademarks, formulas, and images for the Coral brand.

Currently, Cavallo Group owns 100% of Breakwater Beverage (Coral brand) and 100% of Coral Spirits (former distributor), with the latter no longer an active company since October 2021. We have no plans for Coral Spirits LLC to engage in any activities that pertain to Breakwater Beverage operations.

Competitors and Industry

Industry

The seltzer category is expected to reach a value of 17.24 Billion Dollars in 2023.* As part of our expansion strategy, we are targeting the Texas market and seeking to penetrate larger retail chains. Currently, our products are available in 545 locations, and we have ambitious plans to expand to over 1,500 locations by the end of 2023. This expansion will be facilitated by leveraging our existing product lineup of Coral Cocktails.

The introduction of Coral Cruisers to our product range will play a pivotal role in extending our distribution plan to cover California, Florida, and Louisiana. We aim to focus heavily on areas surrounding highly populated bodies of water, as well as neighboring states to our home base in Texas.

In the fiscal year 2022, Coral Cocktails generated $264,000 in revenue with our existing distribution model in Texas, with a significant portion of that revenue being earned in the latter half of the year due to increased distribution efforts in the Houston market.

Moving forward, these revenue projections will be built upon the inclusion of Coral Cruisers in our product portfolio and the successful implementation of our distribution plan in collaboration with our future distributor partners.

* https://www.statista.com/outlook/cmo/alcoholic-drinks/hard-seltzer/united-states)

Competition

Coral Cocktails has strategically positioned itself as a distinctive alternative within its category. In this competitive landscape, our main rivals include category leaders such as White Claw, Truly, and Topo Chico in the non-distilled spirit segment. Additionally, we compete with distilled spirit leaders like High Noon, Nutrl, and Canteen. Our product is carefully positioned between these two segments, combining the best elements of both worlds.

We pride ourselves on offering a cleaner version of non-distilled spirit beverages, ensuring that our product stands out with its superior quality. At the same time, we maintain ease of accessibility in the Texas market and provide a price point that falls right in between the two main categories.

However, the true differentiator, our "secret sauce," lies in the upcoming launch of our Coral Cruisers. This innovative product will introduce a package and a beverage that we believe will disrupt the entire category. With Coral Cruisers, we aim to set ourselves apart even further, offering consumers something truly unique and appealing.

Current Stage and Roadmap

Current Stage

We are currently in the market with our product or service. Coral Cocktails are currently available in the Texas market, and we are expanding to new retailers each day. Presently, our products are being sold in over 500 locations across Texas.

Furthermore, we are introducing an exciting lineup of innovative beverages for the summer of '23, which will serve as our launchpad into new markets across the U.S.

A significant milestone for us was securing the opportunity to expand distribution statewide with the help of HEB. Presently, two of our SKUs are mandated to be in the cold box, and they are available at approximately 200 locations. Moreover, we have the potential to sell our products in all 325 HEB stores in Texas.

Another significant win for Coral Cocktails came from Target, specifically in San Antonio, where we had a large display program starting in October of '22, and it's still ongoing into '23. The success has prompted Target to expand our presence into Austin, New Braunfels, and Houston.

Coral Cocktails has also gained entry into Quik Trips, an upscale convenience store chain with 237 stores in Texas. We have secured a spot in the cold box at all 35 locations in San Antonio.

In addition to retail locations, starting from April '23, customers will also be able to purchase Coral Cocktails directly from our website through direct-to-consumer sales. This means that almost anyone in the United States will have the ability to buy Coral Cocktails directly from our website at a very reasonable price. More information will be provided in the future.

Roadmap

In addition, we have been working on a unique lineup of drinks that will be offered in a Capri Sun-style package. This will be one of the most exciting offerings for consumers seeking a convenient package to take around the beach, pool, rivers, etc. We have spared no effort and are thrilled to present the Coral Cruisers Summer '23. The Cruisers will be available in an 8oz 12-pack, offering a 6.5% ABV cocktail with no carbonation, staying true to the Coral mentality of a distinctive lineup. The options include The Salty Dog (grapefruit and sea salt), Elsewhere Isle (Pineapple and Coconut Water), and Shipwrecked (The Chilton and Reef Tea blended together).

This lineup caters to consumers looking for a sweeter beverage with a slightly higher alcohol content while providing an exceptionally unique package suitable for any water-related activities!

The Team

Officers and Directors

Name: Marko C. Kaluderovic

Marko C. Kaluderovic's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer (CEO) Director
  Dates of Service: March, 2015 - Present
  Responsibilities: Manage the operations of the business. Kaluderovic does not receive a salary.

Name: Mike Biviano

Mike Biviano's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO and Secretary
  Dates of Service: September, 2021 - Present
  Responsibilities: Manages administrative tasks, coordinates meetings, and assists with communication and documentation to support the brand's operations and marketing activities. Salary is an annul 30K consulting fee.

Name: Wallace Alexander Harding

Wallace Alexander Harding's current primary role is with River City Merchandising. Wallace Alexander Harding currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: July, 2021 - Present
  Responsibilities: I am a board member, as well as consulting with distribution. Salary: $0

Other business experience in the past three years:

- Employer: River City Merchandising
  Title: Managing Partner
  Dates of Service: February, 1997 - Present
  Responsibilities: Managing Partner

Other business experience in the past three years:

- Employer: Rector Bar
  Title: Managing Partner
  Dates of Service: April, 2013 - Present
  Responsibilities: Managing Partner

Other business experience in the past three years:

- Employer: The Silver Fox
  Title: Owner
  Dates of Service: August, 2011 - Present
  Responsibilities: Runs the business

Name: Russell Allan Watkins

Russell Allan Watkins's current primary role is with Flash Data. Russell Allan Watkins currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: May, 2020 - Present
  Responsibilities: Voting Member and consultant. Salary: $0

Other business experience in the past three years:

- Employer: Flash Data
  Title: Managing Partner
  Dates of Service: January, 2019 - Present
  Responsibilities: Managing daily affairs for Litigation Support services company.

Name: Robert E Mann Jr

Robert E Mann Jr's current primary role is with REM INVESTMENT. Robert E Mann Jr currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2022 - Present
  Responsibilities: Voting Member and consultant. Salary: $0

Other business experience in the past three years:

- Employer: REM INVESTMENT
  Title: PRESIDENT
  Dates of Service: June, 2016 - Present
  Responsibilities: Owned interests in and/or operated up to 33 franchise businesses primarily in the fast food industry over the last 40 years. He has served on the national franchise advisory council for a nationally recognized brand and repeatedly elected President of the brand's Co-op encompassing a large area in Texas.

Name: Edward Keith Mann

Edward Keith Mann's current primary role is with E&K INVESTMENTS Inc. Edward Keith Mann currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2022 - Present
  Responsibilities: Voting Member and consultant Salary: $0

Other business experience in the past three years:

- Employer: E&K INVESTMENTS Inc
  Title: PRESIDENT
  Dates of Service: March, 1992 - Present
  Responsibilities: owned interests in and/or operated franchise businesses primarily in the fast food industry over the last 45 years.

Name: Meredith Gregory

Meredith Gregory's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, Controller
  Dates of Service: October, 2022 - Present
  Responsibilities: Overseeing budgets, staff and executives and evaluating the direction of the company while ensuring the Company's compliance with the stated mission. Annual Salary: $65,000

Other business experience in the past three years:

- Employer: GAS
  Title: Major Account Director
  Dates of Service: September, 2020 - August, 2022
  Responsibilities: Managing oil and gas client accounts. Maintaining company budgets and profitability, while coordinating staffing and worldwide scheduling.

Other business experience in the past three years:

- Employer: Fugro
  Title: Client Management Specialist
  Dates of Service: August, 2016 - July, 2022
  Responsibilities: Onboarding of new and existing clients. Staffing nationwide engineering teams, and managing compliance within the various organizations we provide work.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means

that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our beverages. Delays or cost overruns in the development of our beverages and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority

shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that these beverages are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses,

and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Competition in the Market:
The alcoholic beverage industry, especially the seltzer category, is highly competitive with well-established players like White Claw, Truly, and Topo Chico. Coral Cocktails faces the challenge of competing against these established brands with larger market shares, greater resources, and strong brand recognition.

Market Saturation
The seltzer category has been rapidly growing, but it could become saturated as more brands enter the market, leading to pricing pressures and potential difficulty in gaining shelf space in retail outlets.

Dependence on Distribution Partners
Coral Cocktails' success relies heavily on distribution partnerships, such as HEB and Target. If these partnerships were to end or change unfavorably, it could disrupt the company's growth and revenue.

Regulatory and Compliance Risks
The alcoholic beverage industry is subject to strict regulations and compliance requirements. Changes in regulations, licensing issues, or failure to comply with alcohol-related laws could lead to disruptions in operations and financial penalties.

Flavor Innovation and Consumer Preferences
The success of Coral Cocktails is tied to its unique flavors and innovative products like Coral Cruisers. If consumer preferences shift away from these offerings or if competitors launch more appealing products, it could affect sales and market share.

Supply Chain Disruptions
Any disruptions in the supply chain, whether related to raw materials, manufacturing, or distribution, could impact the company's ability to meet demand and fulfill orders.

Economic Factors
The company's growth and revenue are tied to consumer spending patterns, which can be influenced by economic conditions. A downturn in the economy could lead to decreased consumer spending on discretionary items like alcoholic beverages.

Brand Perception and Marketing
Maintaining a positive brand image and effectively marketing the products are crucial for success. Negative publicity, marketing missteps, or failure to connect with target demographics could harm the company's reputation and sales.

Geographic Concentration
While Coral Cocktails has plans to expand its distribution beyond Texas, its current concentration in this market exposes it to regional economic and competitive risks. Overreliance on a single market could impact revenue stability.

Execution Risk
Successfully launching and scaling new products, expanding to new markets, and managing relationships with distribution partners require effective execution. Any missteps or challenges in these areas could hinder growth prospects.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Cavallo Group LLC (primarily owned by Marko C. Kaluderovic with 54.1% and Mike Biviano at 11%. No other entity or individuals hold more than 10% ownership in the company. Additional stakeholders include REM Investments (9.9%), Shoe Hard, LLC (8%), E&K Investments (9%), Russell Watkins (2.5%), Stewart H Jones 2015 Exempt Trust u/a/d December 28, 2015 (2.5%), DouglasRyan LLC (2.5%), and Tilted Chair Creative LLC (.5%)).	10,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 693,820 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of common stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: N/A
  Date: April 23, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue for fiscal year 2021 was $55,922 compared to $261,377 in fiscal year 2022.

The revenue increase was from launching our product with Anheuser Busch distributors in Central Texas. It provided growth into retail segments, which grew our partnership across the state in the late third quarter of 2022.

<u>Cost of sales</u>

Cost of Sales for fiscal year 2021 was $33,321 compared to $153,478 in fiscal year 2022.

COGS decreased slightly due to better manufacturing planning and shipment costs. We have focused our efforts now on reducing costs even further with higher production yields and bulk supplies, reducing our COGS while bringing a more attractive price point to consumers.

<u>Gross margins</u>

Gross margins for fiscal year 2021 were $22,601 compared to $107,899 in fiscal year 2022.

Coral margins are reflective of our slight reduction in manufacturing and shipping. With increased production and adequate volume, Coral will be increasing GM by 4%.

<u>Expenses</u>

Expenses for fiscal year 2021 were $165,937 compared to $752,379 in fiscal year 2022.

Coral's focus between 2021 to 2022 was to get HEB mandate. Our team did more than 1,500 in-person tastings in 2022 across Texas. We focused heavily on growing our presence in retail and showing strong sales data.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are experiencing our break even and with marketing expansion, we will continue to drive profitability. We know what works and what doesn't now. From our standpoint, we used to be more grassroots and now we're primed. We have mitigated the risk due to understanding the market and how to maximize our profits while gaining accounts.

Past cash was primarily generated through investment and sales. Our goal in the future is to generate cash through direct-to-consumer and through distribution.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2023, the Company has roughly $94K in cash on hand. The Company also has capital resources available in the form of future investments from our investors through Cavallo Group, in the amount of $750K.

The Company has no line of credit or outstanding bank loans.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to help grow our company operations. These funds are required to support marketing and growing the business.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, roughly 58% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, the Company won't be affected as we won't pull funds from this raise.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for the next 3-5 years at our current structure. Coral's expansion into further markets may require more investment, but our strategy and partnerships will reduce those unnecessary costs toward national distribution.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital. Our primary focus is the Crowdfunding raise with StartEngine. Upon completion, we will review the offering, our customer demands, and marketing costs to determine if further funding is needed.

Indebtedness

- Creditor: Auto Loan
  Amount Owed: $11,161.00
  Interest Rate: 0.0%
  Maturity Date: March 22, 2021

- Creditor: Loan Payable- certain lender
  Amount Owed: $25,000.00
  Interest Rate: 0.0%

- Creditor: Marko Kaluderovic
  Amount Owed: $24,000.00
  Interest Rate: 0.0%

Related Party Transactions

- Name of Entity: Marko Kaluderovic
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loan
  Material Terms: During 2022, the Company received a loan in the amount of $24,000 from one of the owners, Marko Kaluderovic. The loan bears no interest rate and has not defined maturity date. As of December 31, 2022, the outstanding balance of the loan is $24,000.

Valuation

Pre-Money Valuation: $17,800,000.00

Valuation Details:

Coral's alcohol blend approved by the Alcohol and Tobacco Tax and Trade Bureau (TTB), is what we believe to be the first alcohol to be categorized as a wine while the alcohol blend only utilizes 1% wine. We believe Coral is the only brand in America with this type of blend, allowing the alcohol to be completely neutral in flavor. We believe this has a huge potential upside for other brands to royalty the blend from Breakwater Beverage.

Coral launched into the bar/restaurant scene in early 2021 creating extreme brand awareness within the service industry. We expanded into package stores throughout Central Texas until we partnered with the AB Distribution network in San Antonio, New Braunfels, and Austin territories. Upon this partnership; we were able to re-launch our new 100% Agave Sparkling cocktails which gave us an opportunity to be sold at all retail outlets in Texas. We received authorization to sell at HEB in January of 2022 which resulted in a statewide cold box mandate by August of 2022.

We then expanded distribution across the state with Favorite Brands and gained authorizations at Target, Kroger, QT, Goody Goody, and United/Market Street. We have quickly positioned ourselves as a leader in our unique category between malt-based seltzers and distilled spirit RTDs.

Our work with the World's Largest Flex Package company has led us to a patent-pending design and patent-pending utility that will be launched Spring of 2024. This exciting innovation will catapult Coral through all retail channels and separate the brand from the highly competitive canned drink category.

The leadership team provides 17 years of industry experience as Co-Founder Michael Biviano started his career on the distribution side at Republic National Distributing Company. He moved over to the supplier side in the earlier stages at Patron and was fortunate to take part in the extreme ride to the top of the tequila category. Coral has also positioned itself within a full-service team called the Alliance which will open up an aggressive distribution model upon rollout of the Coral Cruisers. This partnership will give Coral the opportunity to open up distribution nationally at any time with a team of industry veterans combining over 150 years of experience.

Coral evaluation can be compared to the success of Beatbox Beverages. We outpaced their first year of sales and are on track to outperform their second year. Their most recent year in sales was $18M, giving them a $200M valuation. Beatbox raised over $15M for that specific crowdfunding event. Thus with our success compared to theirs, we are confident in the valuation.

Coral 2022 revenue was over $260,000 on just the cans. With a conservative projected revenue of $500,000 in 2023. Coral pouches are set to launch in the Texas market during the retailer item reset in Spring 2024. We are confident that with our current distribution with no growth projected, the pouches will easily maintain the same sales as our aluminum can line. With the addition of our pouches and our present can line, we can conservatively give the Texas region a $5 million valuation (based on 2022, rather than our current sales projections, which are higher).

Furthermore, the partnership with the Alliance will provide Coral with distribution to all 50 states. Coral focus will be to strategically launch our pouches into southern states with this partnership. The Coral Cruisers will be manufactured in Florida, allowing for easy access to that market. With Florida outperforming Texas in the RTD market 4-to-1 in sales, we expect a soft forecast of $1 million in sales, adding another $10,000,000 to our valuation. Due to our influence in Ohio and Louisiana, we will also launch products in 2024 into those markets as well. With the addition of Ohio and Louisiana to a very conservative approach based on population and consumer habits, Coral is projected to generate $250,000 in those markets. With the target markets of Texas, Florida, Louisiana, and Ohio; Coral is projecting $1,750,000 in sales. The industry standard multiplier based on sources provided brings Coral's valuation to $17,500,000. Along with our founders and employee experience, IP we conservatively put that at approximately $300,000. Thus, bringing the total valuation of Coral to $17,800,000.

The Company set its valuation internally without a formal third-party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.26 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine premium fee
  94.5%
  StartEngine premium fee

If we raise the over allotment amount of $1,234,999.60, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  45.0%
  Will spend to a marketing agency Tilted Chair, redesigning websites, content creation and influencer programs

- Inventory
  20.0%
  Purchasing raw materials and raw production and shipping to distributors.

- Company Employment
  29.5%
  Salaries and insurances, office expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://drinkcoral.com/ (https://drinkcoral.com/annualreport).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/coralspirits

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Breakwater Beverage Inc.

[See attached]

BREAKWATER BEVERAGE LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Breakwater Beverage LLC
Houston, Texas

We have reviewed the accompanying financial statements of Breakwater Beverage LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 5, 2023
Los Angeles, California

BREAKWATER BEVERAGE LLC

BALANCE SHEET

(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	10,765	$	302,808
Acccounts Receivable, net		-		14,502
Inventory		171,182		230,267
Total current assets		**181,946**		**547,577**
Property and Equipment, net		29,189		38,919
Intangible Assets		35,996		40,496
Total assets	**$**	**247,132**	**$**	**626,992**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	36,309	$	34,608
Shareholder Loan		24,000		-
Current Portion of Loans and Notes		28,734		3,734
Other Current Liabilities		48,967		12,805
Total current liabilities		**138,010**		**51,146**
Promissory Notes and Loans		7,428		11,161
Convertible Note		100,000		-
Accrued Interest on Convertible Notes		4,636		-
Total liabilities		**250,073**		**62,307**
MEMBERS' EQUITY				
Members' Equity		(2,941)		564,684
Total Members' Equity		**(2,941)**		**564,684**
Total Liabilities and Members' Equity	**$**	**247,132**	**$**	**626,992**

See accompanying notes to financial statements.

BREAKWATER BEVERAGE LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 261,377	$ 55,922
Cost of Goods Sold	153,478	33,321
Gross profit	107,899	22,601
Operating expenses		
General and Administrative	663,335	156,738
Sales and Marketing	89,044	9,199
Total operating expenses	752,379	165,937
Operating Income/(Loss)	(644,479)	(143,336)
Interest Expense	5,658	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(650,138)	(143,336)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (650,138)**	**$ (143,336)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2020	**$**	**(2,650)**
Capital Contribution		710,670
Net income/(loss)		(143,336)
Balance—December 31, 2021	**$**	**564,684**
Capital Contribution		82,512
Net income/(loss)		(650,138)
Balance—December 31, 2022	**$**	**(2,941)**

See accompanying notes to financial statements.

BREAKWATER BEVERAGE LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(650,138)	$	(143,336)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		9,730		9,730
Amortization of Intangibles		4,500		4,500
Changes in operating assets and liabilities:				
Acccounts Receivable, net		14,502		(14,502)
Inventory		59,085		(210,861)
Accounts Payable		1,702		12,551
Other Current Liabilities		36,162		12,805
Accrued Interest on Convertible Notes		4,636		
Net cash provided/(used) by operating activities		**(519,822)**		**(329,113)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		(48,649)
Purchases of Intangible Assets		-		(44,995)
Net cash provided/(used) in investing activities		**-**		**(93,644)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		82,512		710,670
Borrowing on Convertible Notes		100,000		
Borrowing on Promissory Notes and Loans		21,266		14,895
Borrowing on Shareholder Loan		24,000		-
Net cash provided/(used) by financing activities		**227,778**		**725,565**
Change in cash		(292,044)		302,808
Cash—beginning of year		302,808		-
Cash—end of year	**$**	**10,765**	**$**	**302,808**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	5,658	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Breakwater Beverage LLC was formed on March 15, 2021 in the state of Texas. The financial statements of Breakwater Beverage LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Houston, Texas.

Breakwater Beverage is a U.S. winery, based in Texas. We manufacture alcoholic beverages in both aluminum can and laminated foil pouches. Our distribution is through (AB/Inbev) distributors that provide support to over 35,000 accounts in Texas, including grocery, c-stores, package stores and on premises. Breakwater Beverage can also distribute DTC nationwide online, as well as make sells directly to on and off premise accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $52,808, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Forklift	5 years
Furniture and Equipment	5 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.
The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its alcoholic beverages through (AB/Inbev) distributors.

Cost of sales

Costs of sales include the cost of goods sold, freight costs, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $89,044 and $9,199, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 5, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2022	2021
Finished goods	$ 171,182	$ 230,267
Total Inventory	**$ 171,182**	**$ 230,267**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of December 31,	2022	2021
Payroll Liabilities	$ 48,967	$ 12,805
Total Other Current Liabilities	**$ 48,967**	**$ 12,805**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Forklift	$ 15,962	$ 15,962
Furniture and Equipment	9,993	9,993
Vehicles	22,695	22,695
Property and Equipment, at Cost	**48,649**	**48,649**
Accumulated depreciation	(19,460)	(9,730)
Property and Equipment, Net	**$ 29,189**	**$ 38,919**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $9,730 and $9,730, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022	2021
Patent, Website Content	$ 44,995	44,995
Intangible assets, at cost	**44,995**	**44,995**
Accumulated amortization	(8,999)	(4,500)
Intangible assets, Net	**$ 35,996**	**$ 40,496**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the fiscal year ended December 31, 2022 and 2021 was in the amount of $4,500 and $4,500, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ (4,500)
2024	(4,500)
2025	(4,500)
2026	(4,500)
Thereafter	(17,998)
Total	**$ (35,996)**

7. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022	
Member's name	**Ownership percentage**
CAVALLO GROUP, LLC	100.0%
TOTAL	**100.0%**

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Auto Loan	$ 15,962		3/22/2021	3/22/2025	$ -	$ -	$ 3,734	$ 7,428	$ 11,161	$ -	$ -	$ 3,734	$ 11,161	$ 14,895
Loan Payable- certain lender	$ 25,000	0.00%	12/28/2022	Not set	$ -	$ -	$ 25,000	$ -	$ 25,000	$ -	$ -	$ -	$ -	$ -
Total	$ 15,962				**$ -**	**$ -**	**$ 28,734**	**$ 7,428**	**$ 36,161**	**$ -**	**$ -**	**$ 3,734**	**$ 11,161**	**$ 14,895**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 28,734
2024	3,734
2025	3,694
2026	-
Thereafter	-
Total	**$ 36,161**

Owner Loans

During 2022, the company borrowed money from the owner, Marko Kaluderovic. The details of the loans from the owners are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Marko Kaluderovic	$ 24,000	not set	Fiscal Year 2022	No set maturity	-	-	24,000	-	$ 24,000	-	-	$ -	$ -	-
Total					$ -	$ -	$ 24,000	$ -	$ 24,000	$ -	$ -	$ -	$ -	$ -

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2022 Convertible Notes	$ 100,000	12.00%	8/12/2022	Repaid in 2023	4,636	4,636	-	100,000	100,000	-	-	-	$ -	-
Total					$4,636	$ 4,636	$ -	$ 100,000	$ 100,000	$ -	$ -	$ -	$ -	$ -

During 2023, the Company repaid the convertible note.

9. RELATED PARTY

During 2022, the Company received a loan in the amount of $24,000 from one of the owners, Marko Kaluderovic. The loan bears no interest rate and has not defined maturity date. As of December 31, 2022, the outstanding balance of the loan is $24,000.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through June 5, 2023, which is the date the financial statements were available to be issued.

On April 24, 2023, the company converted from LLC into Delaware Corporation. The name of the Corporation is Breakwater Beverage Inc. The Company is authorized to issue 11,000,000 shares of Common Stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $644,479, an operating cash flow loss of $519,822, and liquid assets in cash of $10,765, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Coral Spirits is not live or open to the public at this moment.

GET A PIECE OF CORAL SPIRITS

Seas the Day; Treasure the Night

At Coral Spirits & Company, we're not just disrupting the premium beverage market – we're reshaping it with an innovation that we believe sets us light-years ahead of the ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SEAS THE DAY
CORAL
TREASURE THE NIGHT

$0 Raised

REASONS TO INVEST

- Coral Spirits is part of the RTD alcohol market, which is projected to increase to 8M by 2027, & the seltzer category, projected to reach $17B this year, outperforming the spirits, wine, & beer markets.*
- Our innovative patent-pending pouches tie consumers back to the nostalgic days of summer. Coral Cruisers are a grab and go option for anyone outdoors.
- We have positioned Coral with our unique agave formula in allowing us to now target consumers through multi-channel sales, providing additional revenue streams both B2B and direct to consumer.

*(Source | Source | Source)

Invest Now
$1.78 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$199.36	$17.8M

THE PITCH

Premium Beverages Made Right.... Now That's Happiness in Waves

Over the last year, Coral has been meticulously building the foundation for success. In the past 12 months, we have achieved H-E-B mandate, as well as, expanding distribution across Texas.


1 MILLION
CANS SOLD
IN OUR 1ST YEAR

This success has opened doors with other retailers beyond Texas, setting the stage for the highly anticipated launch of Coral Cruisers. Through our alliance with brokerages, Coral has the ability for national coverage.


RETAILERS THAT WE HAVE SECURED IN THE PAST YEAR
H-E-B
QuikTrip
TARGET
Total Wine & More
Kroger
United supermarkets
GOODY GOODY
SPEC'S
Market Street

Over the past 18 months, we developed and tested our pouches with the world's largest flexible packaging manufacturer. Production on our two patent pending pouches is slated to launch Q1 2024.



**The above is a rendering of a future product. Images are computer generated demo versions. Product is still currently under development and is not yet available on the market.*

Embrace the Tide with Coral as our alcohol is derived from 100% Blue Agave. All our products are gluten-free and all natural.

THE OPPORTUNITY

Sparkling Cocktails Made Right

At Coral, we bridge the gap between malt based and distilled spirits beverages. We deliver a quality product at a competitive price point. Coral focuses heavily on the premiumization of the brand, allowing us to attract consumers away from our competitors, in our view.


ALCOHOLIC COCKTAILS MADE FROM AGAVE AND SPECIALLY FORMULATED WITH HIGH-QUALITY INGREDIENTS
PURIFIED WATER
NATURAL FRUIT
PURE CANE SUGAR
ESSENTIAL OILS
100% BLUE AGAVE

A key focus at Coral is sustainability. It takes 26 truckloads of empty bottles to equal just 1 truckload of empty pouches. Reducing costs and our carbon footprint by as much as 5,500 tons of carbon dioxide.


SUSTAINABILITY IS A KEY FOCUS FOR US.
26 TRUCKLOADS
VS
1 TRUCKLOAD

Our sustainability doesn't stop there, Coral even developed biodegradable straws made from left over agave fibers used in the production of tequila.


CORAL
X
TILTED CHAIR

THE MARKET & OUR TRACTION

The Seltzer Category is Projected to Hit $17.24B by the End of 2023*

*Source

We've set our sights on the exciting RTD alcoholic beverages market, where the tides of growth are set to surge. With a projected increase of a whopping $8 million and an accelerating CAGR of 5.81% from 2022 – 2027 (source), this market is rapidly growing and Coral Spirits is ready for expansion.


OVER
500
LOCATIONS
OUR 1ST YEAR


DRINKCORAL.COM
PREMIUM ALCOHOLIC POUCHES
Cruisers

Having secured partnerships with major retailers like Target, Total Wine, H-E-B, and Kroger's, Coral Spirits is ready to set sail for even greater heights, as we plan to expand our retail distribution channels further in 2024. Our brand has grown by over 180%.


180%
GROWTH
CORAL
LEMON & SEA SALT
THE CHILTON

In the fiercely competitive alcohol space, Coral Spirits stands out by pushing the boundaries of creativity and adapting to consumers' evolving desires, including revolutionizing the packaging game and offering something refreshingly different from the norm.

WHY INVEST

Join Coral Spirits – A Sparkling Reality

Now, with the opportunity through StartEngine, Coral Spirits is ready to take the next big step, scaling up production and effectively marketing the brand across multiple states. Ride the Wave with Coral and be part of our community.


100% AGAVE
CORAL
Cruise
CORAL
CORAL
CORAL
THE CHILTON

ABOUT

HEADQUARTERS
98 Avenue A
Conroe, TX 77301

WEBSITE
View Site

At Coral Spirits & Company, we're not just disrupting the premium beverage market – we're reshaping it with an innovation that we believe sets us light-years ahead of the competition.

TEAM



Marko C. Kaluderovic
Chief Executive Officer (CEO) Director, CFO

With more than 12 years of expertise in supply chain management, he spent learning in the oil and gas sector in Nigeria. Marko primary focus is generating profits from collaborating with suppliers nationwide, while managing our multi-state manufacturing co-packers.



Mike Biviano
COO and Secretary

Mike has been actively in alcohol sales since graduating University of Texas San Antonio. He has over 15 years of experience in the alcohol sector. Starting with Republic, then working as regional manager for Patron. Originally from a small town in Ohio, he came to Texas for his love of golf. From there the idea was born; his friend came to him wanting to start their shared passion. Over a drink on the beach, Coral was formed.



Russell Allan Watkins
Board Member

Russell was a standout swimmer. Graduating from Florida Atlantic he has spent the last 17 years in Texas. He has spent that cultivating relationships in the beverage industry and now manages the sales team in executing Coral growing accounts.



Meredith Gregory
President, Controller

Raised in Texas and graduated from Texas A&M B.S. in Geology, she has spent many years in the

oil sector. Her passion for creating and executing her vision has been paramount for Coral

growth. Her foresight to change and innovation has created the first in its class pouch.



Wallace Alexander Harding
Board Member



Robert E Mann Jr
Board Member

Bob Mann has spent his entire career building and leading executive teams, taking on big challenges and delivering successful results. His experience as a Franchisee, consultant and Board of SONIC co-op has provided him with the unique ability to identify business opportunities across disciplines, evaluate improvement options, and recommend systemic solutions. Bob balances a sense of urgency with a pragmatic approach to enhancing operational performance. Bob is a key consultant in providing valuable knowledge into growing the brand.



Edward Keith Mann
Board Member

Ed Mann has a proven executive management track record and over 40 years of entrepreneurial experience. With over three dozen franchise locations, his strong leadership and keen attention detail play a detrimental role in shaping the foundation of our organization.

TERMS

Coral Spirits

Overview

PRICE PER SHARE
$1.78

VALUATION
$17.8M

FUNDING GOAL
$10k - $1.23M

Breakdown

MIN INVESTMENT
$199.36

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.60

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
5,617

MAX NUMBER OF SHARES OFFERED
693,820

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Tier 1- $250

Exclusive Coral Founders Hat

Exclusive Coral Sticker

Metal Founders Card "Lifetime Status" 25% off all Merchandise. All Merchandise proceeds go to various Ocean conservation organizations.

Tier 2- $500

1 Exclusive Coral Founders Hat

1 Exclusive Coral Sticker

2 Exclusive Coral Founders Tumblers

Metal Founders Card "Lifetime Status" 25% off all Merchandise. All Merchandise proceeds go to various Ocean conservation organizations.

Tier 3 - $1000

5% Bonus Shares

2 Exclusive Coral Founders Hat

2 Exclusive Coral Sticker

2 Exclusive Coral Founders Tumblers

Metal Founders Card "Lifetime Status" 25% off all Merchandise. All Merchandise proceeds go to various Ocean conservation organizations.

Tier 4 - $5000

8% Bonus Shares

2 Exclusive Coral Founders Hats

2 Exclusive Coral Stickers

4 Exclusive Coral Founders Tumblers

1 Exclusive Coral Canvas Backpack

Receive our 12 pack Can Variety and 12 pack Variety Coral Cruisers

Metal Founders Card "Lifetime Status" 25% off all Merchandise. All Merchandise proceeds go to various Ocean conservation organizations.

Tier 5 - $10,000

10% Bonus Shares

2 Exclusive Coral Founders Hats

2 Exclusive Coral Stickers

4 Exclusive Coral Founders Tumblers

1 Exclusive Coral Canvas Backpack

Receive a Case of Coral Variety Pack and Case of Coral Cruisers

Metal Founders Card "Lifetime Status" 25% off all Merchandise. All Merchandise proceeds go to various Ocean conservation organizations.

Tier 6 - $25,000

12% bonus shares

2 Exclusive Coral Founders Hat

2 Exclusive Coral Sticker

4 Exclusive Coral Founders Tumblers

1 Exclusive Coral Canvas Backpack

Receive a Case of Coral Variety Pack and Case of Coral Cruisers

Metal Founders Card "Lifetime Status" 25% off all Merchandise. All Merchandise proceeds go to various Ocean conservation organizations

Tier 7 - $50,000

15% bonus shares

2 Exclusive Coral Founders Hat

2 Exclusive Coral Sticker

4 Exclusive Coral Founders Tumblers

1 Exclusive Coral Canvas Backpack

Receive a Case of Coral Chilton, a case of Coral Variety Pack and Case of Coral Cruisers

Private invitation: Private tasting and developing of our newest flavors. Will be involved from formulation to designing with our marketing partner Tilted Chair.

Metal Founders Card "Lifetime Status" 25% off all Merchandise. All Merchandise proceeds go to various Ocean conservation organizations

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Please be advised that some of the perks and incentives listed above may not be available to certain investors due to state-specific rules and regulations related to alcohol distribution and consumption. The availability of these benefits may vary based on your location and the legal restrictions governing such activities. We recommend that you carefully review your local laws and regulations before considering any investment in relation to the mentioned tiers and associated incentives.

The 10% StartEngine Owners' Bonus

Coral Spirits will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 110 shares of Common Stock at $1.78 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $178. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Coral Spirits.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I'm Mike Biviano, one of the founders here at Coral. I've been in the beverage space since I can remember, right out of college. Marco and I went to college together, and he approached me with an idea he had, and here we are now, taking the step further with some innovation and exciting things. He and I just started the formulation of the brand. You know, he had the vision of creating something around the water, something light, refreshing, and that's how Coral Cocktails was started.

I was always taught that when you're tasting something, you have to have something to compare it to. When we formulated it, what we did that we felt was necessary, I would say we tasted against pretty much everything on the market already.

Even brands that we felt tasted really nice, we felt like the carbonation level in a lot of those drinks was just a little too high for us. So we wanted to create something a little bit lighter, easier to drink that, you know, if you're outside on a hot day on the golf course or outside by the pool, it's something light, low carbonation that you could have a few of and not get full.

And now we're excited to come out with something even more unique and innovative with the Coral Cruisers coming this summer, which is gonna be something a little bit different than something in a can. The excitement on the Coral Cruisers is that nostalgic piece. We feel anybody that grew up in the late eighties nineties watched that craze of a Capri Sun growth, you know, and now as a father of four children and constantly buying packages like that, it's, you know, I see one, I want to sneak one.

The vision of it is just anything around water. With our brand being Coral already, it was just an automatic tie-in to simplicity, nostalgic play, and just being innovative and bringing something to the consumer that isn't out on the market yet.

We partnered with some of the Anheuser-Busch distribution houses here in Texas, and we made a direct focus for HEB. That's where everybody gets their groceries. It's a Texas brand just as we are. And it's been a perfect starting point for us as a company. The growth within HEB, we're now statewide with them. So we've added distributors statewide, and it's allowed us to now make our brand available to any other retailers outside of Central Texas where we started late this summer, we'll be expanding into southern states around the water. You know, we're staying true to our brand around the water and our initiative for the Coral Reef Foundation that we support,the Florida market, California, our neighboring state, Louisiana.

Coral is at a place where we are ready to take it to the next level. This is a very unique industry that rarely do you see somebody that comes in at the right time, and we feel like we have the product that's at the right time. That's different than what you're gonna see anywhere else.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.